SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Company Number: 1397169

PRUDENTIAL PUBLIC LIMITED COMPANY

At a General Meeting of the above named Company duly convened and held on 27 August 2021 the following resolution was passed as an ordinary resolution:

Demerger Resolution:

THAT:

(A)     upon the recommendation and conditional on the approval of the directors of the Company and prior to the class A common stock (the "Jackson Shares") of Jackson Financial Inc. ("Jackson") being admitted to trading on the NYSE, an interim distribution in specie of Jackson Shares by the Company representing approximately 70.1 per cent. of the voting interest (and approximately 69.2 per cent. of the economic interest) in the total common stock of Jackson be and is hereby declared payable to holders of ordinary shares of the Company ("Prudential Shares") on the main UK register of members of the Company at 6.00 pm on 2 September 2021 (UK time) and the Hong Kong register of members of the Company at 5.00 pm on 2 September 2021 (Hong Kong time) (or, in each case, such other time or date as the directors of the Company may determine) (the "Record Time") (each such holder being a "Shareholder"), in the proportion of one Jackson Share for each 40 Prudential Shares then held by each Shareholder, so that each Shareholder will hold an entitlement to one Jackson Share for each 40 Prudential Shares held by such Shareholder at the applicable Record Time;

(B)     the Demerger is hereby approved for the purposes of Chapter 10 of the listing rules of the FCA made under section 73A(1) of the Financial Services and Markets Act 2000 of the United Kingdom, as amended, and generally; and

(C)    each and any of the directors of the Company be and is hereby authorised to conclude and implement the Demerger and to do or procure to be done all such acts and things on behalf of the Company and each of its subsidiaries as they may, in their discretion, consider necessary or expedient for the purpose of giving effect to the Demerger with such amendments, modifications, variations or revisions thereto as are not of a material nature.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 August 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer